UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Medigus Ltd
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
58471G102
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  58471G102

1.	Name of Reporting Person Migdal Insurance & Financial Holdings Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 21,953,734 Ordinary Shares (*) (**)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 21,953,734 Ordinary Shares (*) (**)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,953,734 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 13.06%***
12.	Type of Reporting Person : CO

*See Item 4.
** Evidenced by (i) 4,146,360 Ordinary Shares, and (ii) 17,807,374 Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares.
*** Based on 168,062,922 ordinary shares issued and outstanding as of December 31, 2015 (according to publicly available information provided by the issuer).

Item 1.

(a)	Name of Issuer:

Medigus Ltd

(b)	Address of Issuer’s Principal Executive Offices:

Item 2.

(a)-(c)
Name of Person Filing, address and citizenship:

The foregoing entity is referred to as the “Reporting Person” in this Statement:

Migdal Insurance & Financial Holdings Ltd., an Israeli public company, with a principal business address at  4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(d)	Title of Class of Securities:
Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”)

(e)	CUSIP Number:
58471G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Of the 21,953,734 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person 21,953,734 are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 13,974,174 Ordinary Shares are held by Profit participating life assurance accounts (2,656,552 Ordinary Shares, and 11,290,622 Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares) and 7,379,044 Ordinary Shares are held by Provident funds and companies that manage provident funds (1,408,692 Ordinary Shares, and 5,970,352 Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares), and 627,516 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship (81,116 Ordinary Shares, and 546,400 Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares), each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of 21,953,734 Ordinary Shares reported in this Statement Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.       Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2016

MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD. BY: /s/ Eran Czerninski & Asaf Ashkenazy authorized signatories of MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.

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